SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2002
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP CHANGE OF REGISTERED OFFICE
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AMVESCAP PLC
801872
IMMEDIATE RELEASE  25 NOVEMBER 2002
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942





AMVESCAP PLC  - Change of Registered Office


AMVESCAP PLC announces that, with immediate effect, its registered office address will change from 11 Devonshire Square, London EC2M 4YR to:

30 Finsbury Square
London
EC2A 1AG

Tel: 020 7638 0731

The web site and all e-mail addresses remain the same.








25 NOVEMBER 2002

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 25 November, 2002                 By  /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary